Orckit Announces Adjournment
of 2010 Annual General Meeting

TEL AVIV, Israel, May 25, 2010 -- Orckit Communications Ltd. (Nasdaq: ORCT) today announced that the requisite quorum of two or more shareholders holding at least 25% of the outstanding ordinary shares was not present at its Annual General Meeting of Shareholders scheduled to be held on Tuesday, May 25, 2010 at 3:00 p.m. Israel time.  Accordingly, pursuant to applicable law, an adjourned meeting will be held on Tuesday, June 1, 2010 at 3:00 p.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The quorum for the adjourned meeting will be any two shareholders present in person or by proxy.  The record date of April 26, 2010 will remain unchanged for the adjourned meeting.

The agenda of the adjourned meeting also remains unchanged, as follows:

(1)	election of Eric Paneth, Izhak Tamir, Jed M. Arkin and Moti Motil as directors;

(2)	approval of the issuance of 100,000 units to Izhak Tamir and 75,000 units to Eric Paneth, on the same terms and conditions as the units sold to investors in our "registered direct" offering;

(3)
approval of an amendment to our Memorandum and Articles of Association increasing our authorized share capital from 50,000,000 Ordinary Shares, no par value, to 75,000,000 Ordinary Shares, no par value;

(4)	reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors; and

(5)	consideration of our audited financial statements for the year ended December 31, 2009.

Item 1 and Item 3 require the approval of the holders of 66-2/3% of the shares present, in person or by proxy, and voting on the matter.  Item 2 and Item 4 require the approval of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.  Item 5 will not involve a vote of the shareholders.

About Orckit Communications
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel